# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Biopharma Ltd., CIK 0001771885
CUSIP: 74764Y205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Date of event which requires filing of this statement: 06/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002072045-25-000002
Filed by CIK 0002072045
Persons authorized to receive notices and communications: Malone Wealth Ventures, 9201 W State St. Ste 126, Boise, Idaho (ID), 83714, 2089854526

## Reporting persons
- Malone Wealth Ventures LLC (CIK 0002072045): type of reporting person: investment adviser (IA); citizenship or place of organization: Idaho (ID); sole voting power 52,265; sole dispositive power 580,806; aggregate amount beneficially owned 580,806 (17% of the class); the aggregate amount excludes certain shares
  Comment: Les Gro

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quantum Biopharma Ltd.
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Comment: Les Gro

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Kevin Malone, an individual and a U.S. citizen, and Malone Wealth Ventures LLC, a fiduciary investment advisory firm.
Residence or business address:
9201 W State St. Ste 126,
Boise, ID, 83714
Present principal occupation or employment: Kevin Malone is the President and CEO of Malone Wealth Ventures LLC, a fiduciary investment advisory firm located at 9201 W State St. Ste 126, Boise, ID 83714.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired through (i) open market purchases made using client funds over which Malone Wealth Ventures LLC has discretionary investment authority, and (ii) a grant of 30,000 shares issued directly to Kevin Malone as compensation for his role as Advisor to the Board of Directors of Quantum Biopharma Inc., pursuant to a consulting agreement between Mr. Malone and the issuer. An additional 60,000 share grant was received based on continuation of work. At this time, no other grants have been discussed in the future.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired for investment purposes. Kevin Malone serves as Advisor to the Board of Directors of the issuer and may, in such capacity, participate in discussions relating to strategic direction, financing, capitalization, or corporate governance. As such, the Reporting Persons may be deemed to have an intent to influence the control of the issuer.

The Reporting Persons may, from time to time, acquire additional securities of the issuer or dispose of some or all of the securities reported herein, depending on market conditions, investment strategies, or other factors. Except as set forth herein, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 580,806 and 17%
Number of shares as to which each person has sole or shared power to vote or dispose: 52,265
Transactions in the class effected during the past sixty days:
The following transactions in the Common Stock of the issuer were effected by Malone Wealth Ventures LLC on behalf of advisory clients during the 60 days preceding the filing of this Schedule 13D/A. All transactions were open market purchases executed on public exchanges:

June 13, 2025 - Purchased 1,000 shares at $19.10 per share

June 13, 2025 - Purchased 10 shares at $19.25 per share

June 13, 2025 - Purchased 100 shares at $18.80 per share

June 13, 2025 - Purchased 24 shares at $19.11 per share

June 13, 2025 - Purchased 1,000 shares at $19.83 per share

June 13, 2025 - Purchased 1,000 shares at $21.10 per share

June 13, 2025 - Purchased 250 shares at $20.65 per share

June 13, 2025 - Purchased 1,000 shares at $20.65 per share

June 13, 2025 - Purchased 1,000 shares at $20.55 per share

June 13, 2025 - Purchased 1,000 shares at $20.40 per share

June 13, 2025 - Purchased 1,000 shares at $20.92 per share

June 13, 2025 - Purchased 200 shares at $20.70 per share

June 13, 2025 - Purchased 50 shares at $20.70 per share

June 13, 2025 - Purchased 25 shares at $20.70 per share

June 13, 2025 - Purchased 1,000 shares at $20.70 per share

June 13, 2025 - Purchased 40 shares at $20.70 per share

June 13, 2025 - Purchased 30 shares at $20.70 per share

June 13, 2025 - Purchased 40 shares at $20.70 per share

June 13, 2025 - Purchased 1,000 shares at $20.40 per share

June 13, 2025 - Purchased 1,000 shares at $20.30 per share

June 13, 2025 - Purchased 1,000 shares at $20.08 per share

June 13, 2025 - Purchased 1,000 shares at $19.30 per share

June 13, 2025 - Purchased 1,000 shares at $19.40 per share

June 13, 2025 - Purchased 1,000 shares at $19.30 per share

June 13, 2025 - Purchased 5,000 shares at $19.70 per share

June 16, 2025 - Purchased 1,000 shares at $21.02 per share

June 16, 2025 - Purchased 50 shares at $21.02 per share

June 16, 2025 - Purchased 100 shares at $21.02 per share

June 16, 2025 - Purchased 80 shares at $21.02 per share

June 16, 2025 - Purchased 30 shares at $21.02 per share

June 16, 2025 - Purchased 200 shares at $21.02 per share

June 16, 2025 - Purchased 200 shares at $21.02 per share

June 16, 2025 - Purchased 50 shares at $21.02 per share

June 16, 2025 - Purchased 1,000 shares at $21.57 per share

June 16, 2025 - Purchased 1,000 shares at $21.26 per share

June 16, 2025 - Purchased 100 shares at $21.58 per share

June 17, 2025 - Purchased 1,000 shares at $26.19 per share

June 17, 2025 - Purchased 1,000 shares at $24.90 per share

June 17, 2025 - Purchased 1,000 shares at $24.00 per share

June 17, 2025 - Purchased 2 shares at $25.02 per share

June 17, 2025 - Purchased 50 shares at $25.06 per share

June 17, 2025 - Purchased 400 shares at $25.06 per share

June 17, 2025 - Purchased 1,000 shares at $25.06 per share

June 17, 2025 - Purchased 12 shares at $25.02 per share

June 17, 2025 - Purchased 50 shares at $25.02 per share

June 17, 2025 - Purchased 15 shares at $25.06 per share

June 17, 2025 - Purchased 100 shares at $25.02 per share

June 17, 2025 - Purchased 11 shares at $25.00 per share

June 17, 2025 - Purchased 40 shares at $25.02 per share

June 17, 2025 - Purchased 200 shares at $25.06 per share

June 17, 2025 - Purchased 400 shares at $25.06 per share

June 17, 2025 - Purchased 190 shares at $25.06 per share

June 17, 2025 - Purchased 25 shares at $25.06 per share

June 17, 2025 - Purchased 110 shares at $25.06 per share

June 17, 2025 - Purchased 15 shares at $25.02 per share

June 17, 2025 - Purchased 20 shares at $25.02 per share

June 17, 2025 - Purchased 40 shares at $25.06 per share

June 17, 2025 - Purchased 1,000 shares at $25.50 per share

June 18, 2025 - Purchased 100 shares at $27.00 per share

June 18, 2025 - Purchased 1,000 shares at $27.95 per share

June 18, 2025 - Purchased 1,000 shares at $29.17 per share

June 18, 2025 - Purchased 1,000 shares at $30.80 per share

June 18, 2025 - Purchased 1,000 shares at $31.00 per share

June 18, 2025 - Purchased 1,000 shares at $31.31 per share

June 18, 2025 - Purchased 119 shares at $30.88 per share

June 18, 2025 - Purchased 1,000 shares at $30.24 per share

June 18, 2025 - Purchased 20 shares at $31.20 per share

June 20, 2025 - Purchased 1,000 shares at $36.71 per share

June 20, 2025 - Purchased 1,000 shares at $37.55 per share

June 20, 2025 - Purchased 1,000 shares at $37.50 per share

June 20, 2025 - Purchased 1,000 shares at $37.35 per share

June 20, 2025 - Purchased 1,000 shares at $36.26 per share

June 20, 2025 - Purchased 1,000 shares at $37.59 per share

June 20, 2025 - Purchased 1,000 shares at $35.30 per share

All trades were executed by Malone Wealth Ventures LLC and were directed all at client's requests.
Other persons with the right to receive dividends or sale proceeds: The clients of Malone Wealth Ventures LLC, as beneficial owners of the securities managed on a discretionary basis, have the right to receive dividends and the proceeds from the sale of such securities. None of the individual clients, to the best knowledge of the Reporting Persons, holds more than 5% of the issuer's outstanding shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to an agreement with the issuer, Quantum Biopharma Inc., Kevin Malone serves as an advisor to the Board of Directors. In connection with this engagement, the Reporting Person received a grant of 30,000 restricted stock units (RSUs), with additional RSUs issuable upon the achievement of certain goals.

The Reporting Person disclaims beneficial ownership of the unvested RSUs except to the extent that such rights are vested or become exercisable within 60 days of the date of this filing.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Advisory and Equity Compensation Agreement between Kevin Malone and Quantum Biopharma Inc., dated April 15th, 2025.

## Signatures
- Malone Wealth Ventures LLC: Kevin M Malone, President and CEO (06/23/2025)